Exhibit 99.1

TAL Education Group to Hold Annual General Meeting on August 30, 2013

BEIJING, July 25, 2013—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced that it will hold its annual general meeting of shareholders at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, China, on August 30, 2013 at 10:00 a.m. (Hong Kong time).

The board of directors of the Company has fixed the close of business on July 25, 2013 as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of, and to vote at, the annual general meeting and any adjournment or postponement thereof. Beneficial owners of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying common shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

The notice of the annual general meeting, which sets forth the resolution to be submitted for shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://en.xueersi.org/investor. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 28, 2013, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at http://en.xueersi.org/investor, as well as on the SEC’s website at http://www.sec.gov. Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing the Company’s Investor Relations Department at ir@xueersi.com or by writing to:

12/F, Danling SOHO
No. 6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
Attention: Ms. Mei Li

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 255 physical learning centers as of February 28, 2013, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

Mei Li
Investor Relations
TAL Education Group
Tel: +86-10-5292-6658
Email: ir@xueersi.com

Caroline Straathof
IR Inside
Tel: +31 6 5462 4301
Email: info@irinside.com